FILED BY BLACKROCK, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BLACKROCK, INC.

COMMISSION FILE NO. 001-15305

THE TEXT BELOW IS EXCERPTED FROM THE REGISTRANT'S ANNUAL REPORT TO SECURITY HOLDERS.

April 2006

My Fellow Shareholders:

Last year was a watershed year for BlackRock. We closed the State Street Research (SSR) acquisition, adding scope and scale to our activities. We attracted over $50 billion of net new business, the most in any single year since forming the Company in 1988. We crossed the $100 million mark in revenue from BlackRock Solutions, our investment systems and advisory products, and we exceeded $1 billion in total revenue for the first time. For the year, we generated $4.03 of adjusted earnings per diluted share*, up 50% versus the prior year and 24% compounded annually over the past 5 years.

At year-end 2005, assets under management were $453 billion and risk management assets exceeded $3 trillion, reflecting robust growth in our investment products and in BlackRock Solutions. Our new business efforts fueled strong growth across both geographic regions and client segments. During the year, we reached the $100 billion mark in assets managed for non-U.S. investors and in assets managed for insurance companies worldwide. Our flagship fixed income and cash management products remained competitive, and we achieved strong investment results in the majority of our equity and alternatives investment products. We closed the year with strong new business momentum.

This year promises to be even more significant. On February 15, 2006, we announced an agreement to combine BlackRock and Merrill Lynch Investment Managers (MLIM), forming one of the world’s largest asset managers with approximately $1 trillion in assets managed on behalf of individual and institutional investors globally. Our motivation for undertaking this transaction is straightforward: to enhance our ability to serve our clients by broadening and deepening our global capabilities and to position the firm to capitalize on the key macro trends that are defining investor needs and shaping the future of asset management.

Globalization has far-reaching implications for all market participants. In one sense, globalization points to the world getting bigger. That is, the global capital markets have grown explosively, with over $136 trillion of financial instruments outstanding at year-end 2004, up from $12 trillion in 1980. Even more telling – global bonds surpassed bank deposits as the largest segment of the market. This sharp shift was driven by the ongoing disintermediation of traditional portfolio lenders, which was in turn driven by innovative product development and securitization-friendly regulatory and tax regimes, particularly in the United States, Europe and Australia.

Paradoxically, globalization also points to the world getting smaller or, to borrow from author Thomas Friedman, the world getting flatter. This phenomenon has been aided in no small measure by technological advances that facilitate capital flows, information sharing and having a global workforce. As an investment manager, having a global perspective is no longer optional. Understanding global economies, global industries, global value drivers, and global capital flows is vital, whether you are investing solely in U.S. dollar assets or in markets throughout the world.

Global capital flows are changing the dynamics of fiscal and monetary policy, defining investment challenges and shaping the global capital markets. Between 1985 and 2003, institutional assets in OECD countries grew nearly eight-fold, four times faster than GDP growth. Capital expenditures, on the other hand, dropped precipitously, as institutions shifted focus from reinvesting in their businesses to investing in the capital markets. The resulting flood of global liquidity has had a pronounced effect on our markets and illustrates the importance of understanding global capital flows.

*Please see page 96 for GAAP reconciliation.

Since June 2004, the Federal Reserve has raised the discount rate 15 times. Typically, the long tightening cycle and the soaring U.S. deficit would induce higher long-term rates and slow the economy. Until recently, however, long rates actually fell and the economy sustained its momentum. The culprit for this apparent conundrum was strong foreign buying of U.S. debt securities.

Foreign demand was driven by several factors. Increasing oil prices generated greater petrodollars. Central bank reserves, particularly in China where the currency is effectively pegged to the U.S. dollar, increased sharply. U.S. yields remained attractive relative to rates in other key markets. Lastly, the U.S. dollar remains the world’s preferred store of wealth, in part because there is no debt market as large and as liquid as the U.S. Treasury and Agency market. The flow of capital from non-U.S. investors kept rates low, effectively making up for our country’s anemic personal savings rate and funding America’s enormous and growing deficit.

Persistent low rates are not necessarily a good thing. Investors are driven to reach for yield and, in so doing, take on increasing amounts of risk. The global search for yield and alpha has induced explosive growth in alternative investments. Hedge funds alone have grown to over $1.5 trillion in assets. Perhaps inevitably, average returns have come down – a sign of too many people and too much money chasing too few strategies. As returns decline, investors are induced to ratchet risk up even further, notwithstanding the fact that many lack the necessary risk management tools and discipline.

At the same time, regulators and shareholders are demanding greater focus on risk management. Institutional investors are responding in various ways. An increasing number of companies are freezing their defined benefit plans, capping their future pension obligations. In addition, plan sponsors are increasingly interested in liability driven investing. LDI is not a new concept – banks have long focused on managing their asset/liability “gap,” while insurance companies focus on managing their “surplus” risk. Nonetheless, it demonstrates an increasing focus on risk management that is likely to continue to gain appeal as rates rise.

The separation of manufacturing and distribution is another significant trend in our industry. The adoption of open architecture among brokerage firms and other financial advisors set the stage for this trend years ago. A series of regulatory issues, beginning with the Wall Street research settlement and extending through the mutual fund scandals, increased concern about real or perceived conflicts of interest. Re-regulation has increased the cost of doing business and the need for scale, particularly in mutual funds. These issues and the inherent cultural conflicts have caused large distribution companies to question the merits of maintaining proprietary manufacturing. As financial services companies focus increasingly on their core competencies, the trend of separating manufacturing and distribution will continue.

No strategic discussion would be complete without comment on the broader retirement landscape. The demographics – aging of the population, the impending retirement of the baby boomers, and longer life expectancies (and, as a result, longer retirements) – are of obvious importance to the future flow of funds. The concomitant shifting of the retirement burden from employers to employees is at least as important. When a company freezes its defined benefit plan, or a government extends the retirement age for its social security scheme, the effect is to shift the burden for retirement savings and planning to the individual. The potential social and economic consequences are enormous, and the opportunity for innovation in our industry is considerable.

All of these trends have important strategic implications for BlackRock’s business. Our most critical imperative is to continue investing in our core competencies of investment management and risk management. We must have a global investment platform that encompasses local manufacturing and benefits from information sharing across the capital structure. To best serve our clients, we need a deep understanding of local regulatory, legal and tax considerations, and the resources to support clients in their home markets. We have to intelligently use technology as an effective tool to promote a unified platform, seamless communication, efficient business processes and effective operational risk management.

We have to recognize that globalization requires new organizational paradigms. With substantial portions of our employee and client bases outside the United States, a purely functional model will no longer suffice. Most importantly, as we evolve our business model, we have to preserve what is most valuable about our culture and sustain our ability to attract and retain talented professionals.

We carefully consider our business opportunities in the context of these strategic imperatives. We have consistently reinvested in our business and have pursued incremental capabilities organically and through targeted hiring. We have also considered a variety of mergers and acquisitions over the years, although we approached each situation with a great deal of skepticism. Mergers in investment management are notoriously difficult, and we are not an easy partner. We insist on full integration and a unified operating platform. We have highly valued client relationships that we are not willing to impair, and strong business momentum that we are not willing to dilute. We have a vibrant culture that is core to our franchise and that we are unwilling to compromise. We have to be convinced that we can create substantially greater shareholder value together than BlackRock could create alone.

SSR met these criteria, and we believe that acquisition has been a resounding success. We concluded in early 2006 that MLIM met our criteria and that a combination of our firms would better position both of us to capitalize on trends in our industry. Like BlackRock, MLIM fosters a culture that emphasizes investment performance first and foremost. In addition, MLIM has tremendously talented professionals worldwide, and its capabilities are largely complementary to BlackRock’s, including an established retail presence in Europe and broader international efforts that would have taken us years to build. The combined firm will have substantial scale in mutual funds, which will be vital to serving retirement needs, and expanded scope in equities and alternatives that, with continued strong performance, will be of significant interest to our clients.

On a pro forma basis, we will have employees in 18 countries, including investment professionals in the U.S., the U.K., Japan and Australia, and clients in 50 countries. The transaction will serve as a catalyst for accelerating the business model changes we began last year, overlaying a regional matrix on our functional organizational structure, in response to the demands of globalization. While the magnitude of the integration presents challenges and will take time, we are confident that we will achieve a unified platform and that we will be able to mobilize the deep capital markets, risk management and investment processing expertise of the combined organization to achieve our mission: helping our clients solve problems.

The commitment and dedication of our employees will always be the most vital ingredient in our performance as a firm. Most mergers in our industry fail because the parties fail to integrate cultures.

SSR succeeded because we were willing to make the hard decisions early, transition quickly to a single technology platform and, most importantly, establish a common vision and weave a common culture for the firm. Our objectives for integrating BlackRock and MLIM are identical; achieving them will require the contribution and commitment of many professionals. Among our employees’ greatest responsibilities in the year ahead will be reaching out to each other in order to establish one culture informed by an understanding of our respective histories and defined by shared values and a common vision for our collective future.

As I hope this letter conveys, we remain squarely focused on achieving competitive investment performance, helping clients solve problems, enhancing our processes, and fostering a vibrant culture that will enable us to continue to attract, develop and retain the intellectual capital that most significantly differentiates BlackRock. I am grateful for the guidance of our Board of Directors and, most importantly, for the trust our clients place in us. We remain committed to continually earning that trust and, through those efforts, to creating meaningful and enduring shareholder value.

Sincerely,

Laurence D. Fink

Chairman and Chief Executive Officer

Disclosure included on page 96 of BlackRock 2005 Annual Report which corresponds to footnote in paragraph one of Chairman’s letter.

* GAAP RECONCILIATION. For the year ended December 31, 2005, operating income was $340.5 million, net income was $233.9 million and diluted earnings per share were $3.50. Operating income, net income and diluted earnings per share, as adjusted, for the year ended December 31, 2005, were $408.4 million, $269.6 million and $4.03, respectively.

Operating income, as adjusted, reflects the exclusion of Long-Term Incentive Plan (LTIP) expense to be funded by a capital contribution of BlackRock stock by The PNC Financial Services Group, Inc. (PNC) ($48.6 million), appreciation on deferred compensation plans ($10.4 million) and SSR acquisition costs

($8.9 million).

Net income and diluted earnings per share, as adjusted, reflect the PNC LTIP funding obligation ($30.6 million and $0.46, respectively), and professional fees associated with the acquisition of SSRM Holdings, Inc. ($5.6 million and $0.08 respectively). These items were partially offset by the sale of the Company’s interest in Trepp LLC ($0.5 million and $0.01, respectively).

While BlackRock reports its financial results using GAAP, management believes that evaluating its ongoing operating results may not be useful if investors are limited to reviewing only GAAP financial measures. Management reviews non-GAAP financial measures to assess ongoing operations and considers them to be effective indicators, for both management and investors, of BlackRock’s profitability and performance over time. Nevertheless, BlackRock’s management does not advocate that investors consider non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

PNC’s LTIP funding obligation has been excluded because, exclusive of the impact related to LTIP participants’ put options, these non-cash charges will not impact BlackRock’s book value. Appreciation on assets associated with our deferred compensation plans has been excluded because investment performance of these assets has a nominal impact on all of these indicators. The remaining items disclosed above, which have been deemed non-recurring by management, have been excluded to help ensure the comparability of this information to prior reporting periods.

FORWARD LOOKING STATEMENTS

This communication, and other statements that BlackRock may make, including statements about the benefits of the transaction with Merrill Lynch, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward- looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. In addition to factors previously disclosed in BlackRock's Securities and Exchange Commission (SEC) reports and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the ability of BlackRock to complete the transaction with Merrill Lynch; (2) BlackRock's ability to successfully integrate the MLIM business with its existing business; (3) the ability of BlackRock to effectively manage the former MLIM assets along with its historical assets under management; (4) the relative and absolute investment performance of BlackRock's investment products, including its separately-managed accounts and the former MLIM business; and (5) BlackRock's success in maintaining distribution of its products.

BlackRock's Annual Reports on Form 10-K and BlackRock's subsequent reports filed with the SEC, accessible on the SEC's website at http://www.sec.gov and on BlackRock’s website at http://www.blackrock.com, discuss these factors in more detail and identify additional factors that can affect forward-looking statements. The information contained on our website is not a part of this press release.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

BlackRock intends to file with the Securities and Exchange Commission a Registration Statement on Form S-4, which will contain a proxy statement/prospectus, in connection with the proposed transaction. The proxy statement/prospectus will be mailed to the stockholders of BlackRock. STOCKHOLDERS OF BLACKROCK ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUSWHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Such proxy statement/prospectus (when available) and other relevant documents may also be obtained, free of charge, on the Securities and Exchange Commission's website (http://www.sec.gov) or by contacting our Secretary, BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.

PARTICIPANTS IN THE SOLICITATION

BlackRock and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. The participants in such solicitation may include BlackRock's executive officers and directors. Further information regarding persons who may be deemed participants will be available in BlackRock's proxy statement/prospectus to be filed with the Securities and Exchange Commission in connection with the transaction.